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COMPANY PRESS RELEASE                                             EXHIBIT 46
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AMERICAN BANKERS AND CENDANT REAFFIRM COMMITMENT TO $67 PER SHARE MERGER

MIAMI/PARSIPPANY, N.J.--April 17, 1998--Cendant Corporation
(NYSE:CD) and American Bankers Insurance Group Inc. (NYSE:ABI) today jointly reaffirmed their commitment to completing the Merger Agreement under which Cendant will acquire American Bankers for cash and stock valued at $67 per share, for an aggregate consideration of approximately $3.1 billion.

"American Bankers continues to support this transaction and strongly believes it to be in the best interests of American Bankers' shareholders, policyholders and employees," said R. Kirk Landon, Chairman of the Board and Gerald N. Gaston, President and Chief Executive Officer of American Bankers. "Our support is unaffected by Cendant's recently announced expectation of an earnings restatement."

"With the normal regulatory process, we would expect the ABI transaction to be completed late summer," said Henry R. Silverman, President and Chief Executive Officer of Cendant. "By that time, we expect the accounting issues to be behind us and, assuming our business continues to perform strongly as it has to date, we would expect our stock price to have recovered from current levels. We would like to remind investors that the price of our shares is not relevant with respect to the ABI transaction until 10 days prior to the closing.

"We continue to be enthusiastic about our combination with American Bankers and look forward to taking advantage of the many opportunities it will create for both companies."

Cendant is the world's premier provider of consumer and business services. Cendant operates in three principal segments: Alliance Marketing, Travel and Real Estate Services. In Alliance Marketing, Cendant provides access to travel, shopping, auto, dining, and other services through more than 66.5 million memberships worldwide. In Travel Services, Cendant is the leading franchisor of hotels and rental car agencies worldwide, the premier provider of vacation exchange services and the second largest fleet management company. In Real Estate Services, Cendant is the world's premier franchisor of residential real estate brokerage offices, a major provider of mortgage services to consumers and a global leader in corporate employee relocation. Headquartered in Stamford, CT and Parsippany, NJ, the company has

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more than 34,000 employees, operates in over 100 countries and makes approximately 100 million customer contacts annually.

American Bankers Insurance Group Inc. concentrates on marketing affordable, specialty insurance products and services through financial institutions, retailers and other entities offering consumer financing as a regular part of their business. ABI, through its insurance subsidiaries, operates in the United States, Canada, Latin America, the Caribbean and the United Kingdom.

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CONTACT:

    Investor Contact:
    Laura P. Hamilton
    Senior Vice President
    Corporate Communications
    and Investor Relations
    (203) 965-5114
            or
    Media Contact:
    Elliot Bloom
    Vice President
    Public Relations
    (973) 496-8414
             or
    Kekst and Company
    Jim Fingeroth/Thomas Davies
    (212) 521-4800
             or
    American Bankers Insurance Group Inc.
    Investor Contact:
    P. Bruce Camacho
    Investor Relations
    (305) 252-7060